Exhibit 99.1

ITAÚ UNIBANCO HOLDINGS S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares by Treasury

June 2020

We inform the capital market agents that in June 2020:

1.	Itaú Unibanco did not purchase its own shares for treasury stock;

2.	Itaú Unibanco did not reallocated in the market preferred shares intended to Long-term Incentive programs.

Historical information regarding purchase of own shares for treasury stock is available on the Company’s Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, July 08, 2020.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations